Exhibit 99.1

Draganfly to Host Shareholder Update and Q3 Earnings Call

Los Angeles, CA. November 6, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, announced today that it will host a shareholder update call on November 9, 2023, at 2:30 PDT / 5:30 p.m. EDT.

The shareholder update call will be facilitated by Draganfly CEO Cameron Chell, who will review the Company’s milestones, and CFO Paul Sun, who will review the Company’s financial results for Q3 2023, which are planned to be filed after-market on November 9, 2023. Draganfly Lead Director Scott Larson will facilitate pre-submitted and live chat questions and answers.

Registration for the call can be done https://bit.ly/47mfTqr.

The Company will answer pre-submitted questions of prepared remarks. Investors are asked to submit their questions to investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com